UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission --”CNV”), dated August 9, 2016
2.	Press release dated August 9, 2016 titled “Nortel Inversora S.A. announces the payment of cash dividends”

NORTEL INVERSORA S.A.	Item 1.

Messrs.

Comisión Nacional de Valores

(“CNV” or National Securities Commission)

Marcos Ayerra

S. / D

Dear Sir:

Re: Deduction and Distribution of the

“Voluntary Reserve for the Future Distribution of Dividends”

As Officer in Charge of Market Relations at NORTEL INVERSORA S.A. (“Nortel” or the “Company”), I hereby inform you that on the date hereof, Nortel’s Board of Directors decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends” (the “Reserve”) created by resolution of the Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2012, which was increased by resolutions of the Annual and Extraordinary General Stockholders’ Meetings of Nortel held on April 26, 2013, April 29, 2014 , April 29, 2015 and April 29, 2016 (the “Stockholders Meetings”).

As of today, the Reserve – after previous distributions – amounted to AR$ 8,511,418,077.80. From such aggregate amount the Board of Directors resolved to deduct and distribute as cash dividends an amount of AR$ 172,000,000.00, as a result of which the above mentioned Reserve has been reduced to AR$ 8,339,418,077.80.

In addition, the Company’s Board of Directors resolved that the cash dividends be made available to the shareholders as of August 30, 2016, or any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed. The following amounts are therefore due:

a)	to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate dividend of AR$ 84,209,848.08, which amounts to AR$ 57.2678851648 for each Class B preferred share, 572.678851648 % of its par value (AR$10), and AR$ 2.8633942582 per ADR; and

b)	to the shares of common stock, an aggregate dividend of AR$ 87,790,151.92, which amounts to AR$ 16.469711827 for each share of common stock, representing 164.69711827 % of its par value (AR$10).

The Company will publish the corresponding payment notice in the Financial Information Highway (“AIF”), within the period provided by Section 40 of Chapter III of Title II of the Rules of the Comisión Nacional de Valores (NT 2013).

The Company’s Board of Directors resolved the deduction from the Reserve and the distribution of dividends pursuant to the powers granted by the Stockholders’ Meetings to approve the timing and amounts to be deducted from the Reserve and subsequently distributed to the shareholders.

Without further ado, I take this opportunity to greet you sincerely.

María Blanco Salgado

Officer in Charge of Market Relations

NORTEL INVERSORA S.A.	Item 2.

NORTEL INVERSORA S.A.

Announces the payment of cash dividends

Buenos Aires, August 9, 2016 – Nortel Inversora S.A. (“Nortel” or the “Company”) (NTL), holding company of Telecom Argentina S.A., announces that during its meeting held today, the Board of Directors decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends”, pursuant to the powers granted by the Annual and Extraordinary General Stockholders’ Meetings held on April 29, 2016. The Board of Directors has resolved to deduct and distribute as cash dividends an amount of AR$ 172,000,000.-. Payment of such dividends will begin on August 30, 2016, or any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed.

The following amounts will be distributed:

a)	to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate dividend of AR$ 84,209,848.08, which amounts to AR$ 57.2678851648 for each Class B preferred share, representing 572.678851648 % of its par value (AR$10), and AR$ 2.8633942582 per ADR; and
b)	to the shares of common stock, an aggregate dividend of AR$ 87,790,151.92, which amounts to AR$ 16.469711827 for each share of common stock, representing 164.69711827% of its par value (AR$10).

Pursuant to the terms and conditions of issuance of the “Class B” Preferred Shares, the dividend approved for the holders of “Class B” Preferred Shares represents 48.959214% on the dividend referred to in paragraphs (a) and (b) of this notice, considered in the aggregate, while the dividend approved for the holders of shares of common stock represents the remaining 51.040786%.

For stockholders, Record Date is August 29, 2016 and Payment Date is as from August 30, 2016.

For holders of American Depositary Receipts (ADRs), the Record Date is also August 29, 2016 and Payment Date is as from August 30, 2016.

María Blanco Salgado

Officer in Charge of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 9, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations